Exhibit (j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 95 to Registration Statement No. 33-73404 on Form N-1A of our report dated January 22, 2013, relating to the financial statements and financial highlights of Core Bond Fund, U.S. Treasury Index Fund, and Short Bond Fund, three of the portfolios constituting the Northern Funds, appearing in the Annual Report on Form N-CSR for the Northern Funds for the year ended November 30, 2012, and to the references to us on the cover page of the Statement of Additional Information and under the headings “Financial Highlights” in the Prospectus and “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 21, 2013